

January 21, 2011

Jesse Keller
Chief Executive Officer
Appiphany Technologies Holdings Corp.
403 – 1630 Pandosy St.
Kelowna, BC, Canada V1Y 1P7

> **Re:** **Appiphany Technologies Holdings Corp.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed January 7, 2011**
> **File No. 333-167453**

Dear Mr. Keller:

We have reviewed your registration statement and response letter dated January 7, 2011 and have the following comments. Where prior comments are referenced, they refer to our comment letter dated December 1, 2010.

Prospectus Summary, page 6

1. In the fourth paragraph of the Company Overview you express an expectation that you will continue generating revenues from the sale of Apps and accessories that are compatible with Apple's iPod and iPhone to existing customers. Provide context for this statement by expressing the revenues you have received from the sale or licensing of Apps in dollar terms. Consistent with the disclosure in Management's Discussion and Analysis, the reference to revenues in the summary should indicate that all revenues received in the period ended October 31, 2010 were from advertising.

2. With respect to prior comment 4, please more specifically describe what is "unique" with respect to Mr. Keller's understanding of resource management pertaining to large collaborative projects or delete that descriptive term.

Risk Factors

Risks Related to Our Business, page 9

3. Expand this risk factor to indicate that through October 31, 2010, you had not received any revenues from sales or licensing of your Apps. Also, expand the header of the risk factor to state that through October 31, 2010, you had not received any revenues from the Apps upon which you base your business plan. In your response letter, please identify which Apps have generated revenues as well as the dollar amounts generated by each. Ensure that the prospectus description of the portfolio of your Apps more clearly

identifies the Apps that have generated revenues and as applicable that any such revenues have been insignificant or nominal to date.

"As the Company's President and Vice-President have other outside …," page 11

4.   Expand the header of this risk factor as well as the related text to state clearly that each of the identified executives has only committed to devote ten hours of their time to your company. The existing presentation emphasizes the maximum commitment of each executive, thereby mitigating the potential risks of their part-time involvement.

Plan of Distribution; Terms of the Offering, page 15

5.   You include a heading "Rule 144 Shares" and related text. However, the relevance of Rule 144 to the distribution of the shares, the offer and sale of which you are registering, is unclear. Please ensure that all material features of your plan of distribution are described.

Description of Our Business

Products and Services, page 19

6.   We note your discussion of the company's products and services beginning on page 19, which indicate you developed the Big White and Silver Star Apps for ski resorts. Also, your disclosures on page 21 indicate that the company was "contracted to develop" the Penny Stock App. Tell us how revenues are earned from the sale of these products. In this regard, it is unclear from your disclosures if you generate revenues from the sale of such Apps; whether you share in the revenues with third parties or whether you earn revenues from advertising such Apps on your network of websites. In addition, it is unclear if the company developed the Police Notebook and Student Notes Apps and how these products contribute to your revenues. Please revise your Business section to more clearly describe how the various products and services you discuss fit into your business plan and how they generate revenues for the company.

Plan of Operations, page 23

7.   On page 23 you indicate that management anticipates requiring $20,000 to design and develop your App software and products for the next 6 to 8 months assuming you are able to raise the maximum amount from this offering. Your disclosures on page 14 indicate that you will use $25,000 to develop your business plan if 100% of the shares are sold. Please explain the apparent inconsistencies in these disclosures or revise accordingly.

Licensing, page 24

8.   We refer to your response to prior comment 15 and reissue that comment. Please revise this section to include a concise description of the material terms of your license or other material agreement(s) with Apple and to discuss the material rights and obligations of the company thereunder. Private confidentiality agreements do not have an impact on the disclosure required by the federal securities statues and regulations. Required and/or material information must be disclosed even if confidential. See Section II.B.2 of Staff Legal Bulletin 1. Also, refer to Item 101(h)(4)(vii) of Regulation S-K. To the extent you believe discrete portions of an agreement that is required to be filed are appropriate subject matter for confidential treatment, you may make an application for confidential treatment under Rule 406 of the Securities Act. In preparing any such application, refer to the Staff Legal Bulletin cited above.

Management Discussion and Analysis

Results of Operations, page 25

9.   Your disclosures on page 26 indicate that the company has already begun generating revenues from the sale of your Apps, however, your results of operations discussion refers only to advertising revenues. Please explain this apparent inconsistency and revise your disclosures accordingly.

Results of Operations, page 25

10.   Please expand your disclosure, here or in other appropriate parts of your prospectus, to discuss the "network of websites" that you use in generating revenues from advertising.

Directors, Executive Officers, Promoters and Control Persons, page 28

General

11.   We refer to prior comment 24 and reissue that comment in part. Please provide support for the statement that Mr. Keller is "well known for his strategic business planning" or remove the statement from the prospectus.

12.   We refer to prior comment 25. As you have indicated your officers and directors do not have direct experience in application development, please expand your disclosure, here and throughout your prospectus, to discuss who develops your applications and the terms of your agreements with these developers.

Certain Relationships and Related Transactions, page 31

13.   We refer to prior comment 27 and reissue that comment in part. You state that there were no transactions with related parties that exceeded $120,000 in value, but paragraph (d) of

Item 404 of Regulation S-K provides that the disclosure threshold applicable to a smaller reporting company is the lesser of $120,000 or one percent of the total assets of your company at the end of the fiscal year. As such it appears the loans from the related parties exceed the applicable disclosure threshold. Ensure that your disclosure describes the nature of the agreements used by the company to secure and document the financing from related parties and whether these agreements. Please also consider whether any written agreements relating to these related party loans should be filed in answer to Item 601(b)(10)(ii)(A) of Regulation S-K. We note that one of the lenders, Mr. Garth Roy, is the holder of more than five percent of the outstanding shares.

Report of Independent Registered Public Accounting Firm, page F-12

14.   The report of your independent registered public accounting firm refers to the financial statements of Appiphany Technologies Holdings Corp. for the period from February 24, 2010 (inception) through April 30, 2010. However, the financial statements included in the registration statement are for the period from June 4, 2009 (date of inception) to April 30, 2010. Please revise to include a report from M&K CPAs, PLLC, opining on the financial statements filed with your registration statement.

15.   We note the report of your independent registered public accounting firm is dated June 8, 2010, however, it appears that the combined financial statements of Appiphany Technologies Holding Corp and Appiphany Technologies resulted from prior comment 29 in our letter dated December 1, 2010. Please confirm the date of M&K CPAs' opinion or revise accordingly.

Notes to the Consolidated Financial Statements

16.   Revise the headers beginning on page F-17 to refer to Appiphany Technologies Holdings Corporation rather than Appiphany Technologies Corporation.

Alternate Cover Page

17.   In the first paragraph of the cover page for the secondary offering prospectus you state that the shares will be offered at a fixed price of $0.05 per share for the duration of the offering and thereafter at such prevailing market prices or privately negotiated prices on the OTCBB or other applicable exchange. Your reference to "the duration of the offering" is unclear. If you intend to limit the pricing of the secondary shares to $.05 for the duration of the primary offering, please revise to so state. If you intend that the secondary shares be offered at a price of $.05 per shares only until the shares are included in the OTCCBB or "another applicable exchange" please clarify this. In the latter instance expand the risk factor concerning the concurrent offering to state clearly the difficulties the issuer will experience in attempts to complete the primary offering in the event the market price falls below $.05 per share and selling shareholders choose to dispose of their shares at such market prices.

Exhibits, page II-4

Exhibit 23

18.   The consent of your independent registered public accounting firm refers to the report of M&K CPAs dated June 9, 2010, however, the auditors' report included in the registration statement is dated June 8, 2010. Please revise to include a consent from your independent registered public accounting firm, which refers to the correct report date.

If you have questions or comments on the financial statements and related matters, please contact Kathleen Collins, Accounting Branch Chief, at (202) 551-3499. Please contact Michael F. Johnson, Staff Attorney, at (202) 551-3477 with any other questions. If you require further assistance, you may contact me at (202) 551-3462.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief - Legal